

Mail Stop 7010   February 12, 2008

James Pak Chiu Leung
Chief Executive Officer
Tiger Ethanol International Inc.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

> **Re: Tiger Ethanol International Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 29, 2008**
> **File No. 333-146997**

Dear Mr. Leung:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the use of Regulation S-B and all forms with an "SB" designation have been discontinued, effective February 4, 2008. If you amend this filing, you must do so on a Form S-1. See Changeover to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. To that end, please also revise to eliminate all references to Regulation S-B in your filing.

2. Please ensure that all amounts disclosed in your financial statements are consistent with one another, the accompanying notes, and amounts appearing in other parts of the document. For example, we note that the net loss for the nine months ended November 30, 2006, as disclosed in your consolidated statement of operations on page 53, is inconsistent with the net loss disclosed in your consolidated statements of cash flows on page 55. We also note that current liabilities at October 31, 2007, as disclosed on page 41, is inconsistent with your balance sheet on page 62. Please revise these and any other inconsistencies.

Cover

3. Please disclose that the offering will be made on a best-efforts basis.

4. Please note that the cover must be limited to one page.

Risk Factors, page 5

"Once we commence with ethanol production, . . . , page 9

5. In this risk factor, please disclose how long it will take you to produce 50,000 tons of ethanol. We note on page 35 that you are building an ethanol plant with an annual capacity of 20,000 tons.

Description of Business, page 33

6. Under "Key Authorizations and Agreements" on pages 34 and 35, please clearly disclose all remaining licenses and permits you must obtain to carry out your stated business plan. Please disclose how you will procure these licenses and permits and any costs associated with obtaining them. We note that you must still obtain an ethanol manufacturing license and a fuel ethanol permit. We further note that the Chinese Central government has passed an edict limiting the use of corn for ethanol production. Please clearly state, if true, that this edict will affect neither your ability to secure the permits and licenses you need to carry out your business plan nor your ultimate goal of producing corn-based ethanol in China.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 38

Plan of Operations, page 39

7. On page 41, we note your disclosure that "the company has sufficient funds to satisfy its cash requirements through the end of January, 2008." As this date has now passed, please update this statement.

Note 10 – Stockholders' Equity, page 81

Common Stock, page 81

8. We note your response to prior comment 57. However, it appears that you have not addressed the entire comment that was issued. In this regard, please supplementally explain to us how the voluntary surrender of the 25 million common shares reconciles with your disclosures regarding the change in control, particularly in light of the fact that it appears that the shares purchased represented 29.5% of the shares outstanding. Please explain why it is appropriate

to reflect the cancellation of these shares prospectively in EPS. In regard to your EPS disclosures, please also tell us why inception to date disclosures are not provided on pages 49, 59 and 73.

List of Exhibits, page 89

9. We restate prior comment 61 since you have not filed Exhibit 21, List of subsidiaries, as required by Item 601 of Regulation S-K.

Exhibit 5.1 – Legality Opinion

10. Please disclose which state law the opinion is based upon.

* * *

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Travis L. Gering, Esq.
       Wuersch & Gering LLP
       100 Wall Street, 21st Floor
       New York, NY 10005